September 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Ms. Barbara Jacobs

Re:	Borqs Technologies, Inc./Application For Withdrawal on Form RW for Registration Statement on Form S-3 (File No. 333-228816)

Ladies and Gentlemen:

On December 14, 2018, Borqs Technologies, Inc., a Delaware corporation (the “Company”), filed a registration statement (No. 333-228816) on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), as amended, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Company submits this request for withdrawal of the Registration Statement as it has decided not to conduct securities offering by utilizing the Registration Statement at this time. Pursuant to Rule 477(b) of the Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (86) 10-5975-6336 or Jessica Yuan of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Anthony K. Chan

Anthony K. Chan

Chief Financial Officer